UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 22, 2011

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

On December 20, 2011, the Board of Directors of NewLead Holdings Ltd. (the “Company”) adopted the Amended and Restated 2005 Equity Incentive Plan (the “Amended and Restated Plan”) pursuant to which the Company may offer equity incentives to its officers, directors, employees and consultants. The Amended and Restated Plan increases the number of common shares reserved for issuance under the Company’s 2005 Equity Incentive Plan from 583,334 to 2,083,334. The Amended and Restated Plan is furnished with this Report as Exhibit 4.1 and is incorporated by reference herein.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-165745 and 333-165748.

Exhibits

Exhibit No.	Exhibit

4.1	Amended and Restated 2005 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2011

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name:	Michail Zolotas
Title:	Chief Executive Officer